SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _______________

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees

5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.

5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Audited Financial Statements

December 30, 2002 and 2001 and
Year Ended December 30, 2002

Contents

Report of Independent Auditors	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

REPORT OF INDEPENDENT AUDITORS

EnPro Industries, Inc.
Benefits Committee

We have audited the accompanying statements of net assets available for benefits of EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (formerly the Coltec Industries Inc Retirement Savings Plan for Salaried Employees) as of December 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Bankers Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2001 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 4, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 30, 2001. The form and content of the information included in the 2001 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2002, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Charlotte, North Carolina
June 20, 2003

EnPro Industries, Inc

Retirement Savings Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 30,

	2002	2001

Assets
Investments, at fair value -
EnPro Industries, Inc. Retirement Savings Plan Master Trust	$82,605,653	$228,279,767
Contributions receivable:
Participants	144,295	387,246
Employer	263,448	266,217

Total receivables	407,743	653,463
Accrued income	299,523	–

Assets available for benefits	83,312,919	228,933,230
Plan-to-plan transfer payable (Note 1):
The BFGoodrich Company Retirement Plus Savings Plan	–	130,198,171
Payables	849,703	–

Net assets available for benefits	$82,463,216	$98,735,059

See accompanying notes to financial statements.

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 30, 2002

Additions
Investment income:
Interest and dividends	$3,172,550
Net realized and unrealized depreciation in aggregate fair value of investments	(17,000,436)

(13,827,886)

Contributions from:
Participants	5,232,660
Employer	3,150,460

8,383,120

Total additions	(5,444,766)
Deductions
Withdrawals and terminations	9,745,375
Net transfers	546,519
Administrative expenses	535,183

10,827,077
Net decrease	(16,271,843)
Net assets available for benefits at beginning of year	98,735,059

Net assets available for benefits at end of year	$82,463,216

See accompanying notes to financial statements.

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements

December 30, 2002

1. Description of the Plan

The EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (formerly the Coltec Industries Inc Retirement Savings Plan for Salaried Employees) (the “Plan”) is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan in no way replaces or alters the full, official Plan text which is the controlling document and which in any dispute shall govern. Refer to the Plan text for a more complete description.

EnPro Industries, Inc. (“EnPro”) was incorporated in North Carolina in January 2002 in anticipation of the tax-free spin-off by Goodrich Corporation (“Goodrich”) of its Engineered Industrial Products business (“EIP”) to Goodrich shareholders (the “Distribution”). Prior to the Distribution, Coltec Industries Inc (“Coltec”) was a wholly owned subsidiary of Goodrich and owned the EIP business and an aerospace business. During May 2002, Coltec transferred to Goodrich, by way of dividend, all of the assets, liabilities and operation of its aerospace business.

The Distribution occurred on May 31, 2002 at which time Coltec became a wholly owned subsidiary of EnPro. The Distribution was effected through a tax-free distribution to Goodrich shareholders of all of the capital stock of EnPro. Each Goodrich shareholder received one share of EnPro common stock, as well as an associated EnPro preferred stock purchase right, for every five shares of Goodrich common stock owned. The EnPro Industries, Inc. Retirement Savings Plan Master Trust (the “Master Trust”), which holds the Plan’s assets, received shares of EnPro common stock as a result of its holding shares of Goodrich common stock at the time of the Distribution.

Effective December 28, 2001, the account balances from certain divisions of the Plan were merged into The BFGoodrich Company Retirement Plus Savings Plan, resulting in a transfer of $130,198,171 from the Plan. This transfer was in connection with the Distribution described above.

All investment information disclosed in the financial statements, including investments held at December 30, 2002 and 2001, and net depreciation in fair value of investments, and interest income for the year ended December 30, 2002, was obtained or derived from information supplied and certified as complete and accurate by Mellon Bank, N.A. (except for investment information at December 30, 2001 that was certified by Bankers Trust Company).

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions to support the Plan are made by participants and EnPro (by Goodrich prior to the Distribution described above). All salaried employees of EnPro are eligible to participate in the Plan. Participants contribute by payroll deductions, subject to limitations specified in the Plan.

EnPro’s contributions are based on participants’ contributions. Employer contributions were made to the Goodrich Stock Fund prior to June 1, 2002. All employer contributions on or after June 1, 2002 were made in cash. The Goodrich Stock Fund, including earnings thereon, is restricted to investment in the common stock of Goodrich. A participant may transfer funds from the Goodrich Stock Fund to another fund option at any time. As of June 1, 2002, employees were prohibited from investing or transferring any funds into the Goodrich Stock Fund.

Participants’ contributions are remitted by EnPro to the trustee at the end of each payroll cycle. Upon determination of participants’ contributions, EnPro contributions are made to the trustee in cash. The contributed cash is allocated to individual employee accounts and invested at their direction. Participants are fully vested in their own contributions, including earnings thereon, and, effective October 15, 2001, are 100% vested in employer contributions and the earnings thereon.

Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of his vested share in a lump sum. Participants whose employment terminated prior to October 15, 2001 forfeited their nonvested portion of the employer contributions. Forfeited nonvested accounts amounted to $298,300 in 2002. Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to his account in either a lump sum or, at his election, in annual installments. Distributions made from the Goodrich Stock Fund and/or the EnPro Stock Fund are made, at the option of the participant, in either cash or shares.

A participant may make withdrawals from certain portions of his vested account, subject to limitations set forth in the Plan text.

Loans are available to a participant from all funds except the Goodrich Stock Fund and the EnPro Stock Fund, subject to applicable rules and limitations set forth in the Plan text.

All legal and accounting expenses incurred by the Plan are paid by the Master Trust.

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

If the Plan is terminated or EnPro contributions are completely discontinued, Plan participants will become fully vested in their rights under the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are held in the Master Trust, a master investment trust administered by the trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the EnPro Stock Fund is derived from the value of EnPro’s common stock. The asset value of the Goodrich Stock Fund is derived from the value of common stock of Goodrich. Realized and unrealized gains and losses on Plan assets are based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year. The loans to participants are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 23, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

At December 30, 2002 and 2001, the Plan’s interest in the net assets of the Master Trust was approximately 76.9% and 78.8%, respectively. Net investment income is allocated to the individual plans based upon the Plan’s accumulated daily balance in the Plan’s accumulated investment pool during the month.

Administrative expenses are allocated to the individual plans based upon the Plan’s pro rata share of the market value of total commingled assets on the last day of the month.

Summarized financial information for the Master Trust is as follows:

	December 30,

	2002	2001

Statements of Net Assets
Investments at fair value:
Fund investments	$86,993,669	$213,139,295
Common stock	15,409,600	47,625,516
Loans to participants	4,778,109	7,617,545

Total investments	107,181,378	268,382,356
Total receivables	619,943	1,018,819
Accrued income	344,725	–
Payables	(890,902)	–
Plan-to-plan transfer payable	–	(144,149,203)

Net assets payable to participating plans	$107,255,144	$125,251,972

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

4. Investments (continued)

Year Ended
December 30, 2002

Statements of Changes in Net Assets
Net assets payable to participating plans at beginning of year	$125,251,972
Total additions	16,255,221
Total deductions	(12,997,828)
Net realized and unrealized depreciation in fair value of investments	(21,254,221)

Net assets payable to participating plans at end of year	$107,255,144

5. Transactions with Parties-in-Interest

Other than pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

By:	ENPRO INDUSTRIES, INC., Plan Administrator

	By:	/s/ Richard C. Driscoll

Richard C. Driscoll Senior Vice President – Human Resources

Date: June 30, 2003

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Ernst & Young LLP

99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002